KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

6 May, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 6 May, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

5/27

KCI KONECRANES PLC

STOCK EXCHANGE ANNOUNCEMENT 1(2)
6 May, 2004 1.00 p.m.

FRANKLIN RESOURCES HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act. Franklin Resources Inc. (trade reg. 13-2670991) notified on May 5, 2004 KCI Konecranes Plc and the Financial Supervision Authority of Finland the following:

Franklin Resources, Inc. controls the voting rights pertaining to 15.32% of the shares of KCI Konecranes Plc and the ownership of the shares is distributed between mutual funds and separate accounts managed by affiliated investment advisers (on March 19, 2004 the number was 14.96 %).

The mutual funds of Franklin Resources hold a total of 3.35 % of the voting rights and the share capital in KCI Konecranes Plc. While affiliated investment advisers of Franklin Resources, Inc. under applicable account management agreements are granted voting authority as regards the relevant account holder's shares in KCI Konecranes Plc amounting to 11.97 % of the voting rights in the Company.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,617,260 and the total number of shares is 14,308,630.

As a result of a share transaction concluded on May 4, 2004, the holdings of the below listed funds and accounts were as follows:

Holdings by mutual Funds of Franklin Resources	Number	% of total shares and voting rights
Franklin Templeton Investments (Asia Ltd.)	8,075	0.05
Franklin Templeton Investments Australia Ltd	26,950	0.19
Franklin Templeton Investments Corp.	16,820	0.12
Franklin Templeton Investment Mgmt., Ltd.	401,875	2.81
Templeton Global Advisors, Ltd.	1,503	0.01
Templeton Investment Counsel, LLC (Tax ID 59-1961621)	24,105	0.17
TOTAL	479,328	3.35

Holdings by affiliated advisers of Franklin Resources, Inc. under account management agreement	Number	% of voting rights
Fiduciary International, Inc.	74,100	0.52
Templeton Global Advisers, Ltd.	98,413	0.69
Templeton Investment Counsel, LLC (Tax ID 59-1961621)	1,540,046	10,76
TOTAL	1,712,559	11.97

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2003, Group sales totalled EUR 665 million with 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FUTHER INFORMATION
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
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